JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D, and amendments thereto, relating to the common shares, par value CHF 0.05 per share of NewcelX Ltd. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Dated: May 4, 2026	League Jinn Sarl

	By:	/s/ Julien Ruggieri
Name: Julien Ruggieri
Title: Sole Manager of League Jinn Sarl

Dated: May 4, 2026

	By:	/s/ Julien Ruggieri
Julien Ruggieri